FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No  X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding resolutions passed at 2017 second extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”); and
2.          An announcement regarding resignation of vice president and the secretary to the board, and appointment of the secretary to the board, of the Registrant;

Each made by the Registrant on May 17, 2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
2017 SECOND EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolutions passed at the EGM convened on 16 May 2017.

Reference is made to the notice of meeting of 2017 second extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 27 March 2017.

The Company convened the EGM at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 16 May 2017 at 9:00 a.m.. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Cao Peixi (Chairman) and Mr. Guo Junming (vice Chairman) were not able to preside over the EGM due to other engagement. Upon election by over half of the number of directors, Liu Guoyue, director of the Company, presided over the EGM as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors and management of the Company attended the Meeting.

As at the record date (i.e. 26 April 2017), there were 15,200,383,440 shares of the Company in total entitled to attend the EGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the EGM are set out below:

1.	Number of Shareholders and proxies who attended the EGM (person(s))		28
	Of which:	A Shares	20
		H Shares	8
2.	Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)		10,917,754,859
	Of which:	A Shares	8,862,050,137
		H Shares	2,055,704,722
3.	Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)		71.825523%
	Of which:	A Shares	58.301491%
		H Shares	13.524032%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), no shareholders holding the Shares of the Company should abstain from voting on the resolutions tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of The Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

After reviewing the resolutions proposed by the board of directors, the Shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTION

1.	To consider and approve the Proposal regarding the Company’s Fulfillment of the Conditions for Non-public Issuance of A Shares.

10,896,705,996 shares, representing approximately 99.807205% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,048,863 shares voted against.

SPECIAL RESOLUTIONS

2.	To consider and approve the Proposal regarding the Company’s Scheme for Non-public Issuance of A Shares.

2.01	Issuing methods and issuing time

10,896,244,396 shares, representing approximately 99.802977% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,510,463 shares voted against.

2.02	Type and face value of the shares to be issued

10,882,318,200 shares, representing approximately 99.675422% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 35,436,659 shares voted against.

2.03	Target investors and subscription method

10,896,191,156 shares, representing approximately 99.802490% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,563,703 shares voted against.

2.04	Pricing ex-date, issue price and pricing principles

10,895,103,876 shares, representing approximately 99.792531% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 22,650,983 shares voted against.

2.05	Number of shares to be issued

10,896,512,716 shares, representing approximately 99.805435% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,242,143 shares voted against.

2.06	Lock-up period

10,896,711,396 shares, representing approximately 99.807255% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,043,463shares voted against.

2.07	Amount and use of proceeds to be raised

10,907,151,839 shares, representing approximately 99.902883% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 10,603,863 shares voted against.

2.08	The arrangement of the undistributed profits before the non-public issuance

10,896,246,996 shares, representing approximately 99.803001% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,507,863 shares voted against.

2.09	The valid period of the approval of the issuance

10,896,720,796 shares, representing approximately 99.807341% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,034,063 shares voted against.

2.10	Place of listing

10,896,666,996 shares, representing approximately 99.806848% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 21,087,863 shares voted against.

3.	To consider and approve the Proposal on the Company’s Plan for Non-public Issuance of A Shares.

10,894,320,156 shares, representing approximately 99.785352% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 23,434,703 shares voted against.

ORDINARY RESOLUTIONS

4.	To consider and approve the Proposal regarding the Feasibility Analysis Report on the Investment Projects with the Proceeds of the Company’s Non-public Issuance of A Shares.

10,907,494,199 shares, representing approximately 99.906019% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 10,260,660 shares voted against.

5.	To consider and approve the Proposal regarding the Report on the Use of the Proceeds Raised in the Latest Share Offering of the Company.

10,909,100,959 shares, representing approximately 99.920736% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 8,653,900 shares voted against.

6.	To consider and approve the Proposal regarding the Risk Warnings and Make-up Measures for the Company’s Diluted Immediate Return on Non-public Issuance of A Shares.

10,898,118,756 shares, representing approximately 99.820145% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 19,636,103 shares voted against.

7.
To consider and approve the Proposal regarding the Commitments of the Controlling Shareholders, Directors and Senior Management on Adopting Make-up Measures for the Diluted Immediate Return on Non-public Issuance of A Shares.

10,897,244,956 shares, representing approximately 99.812142% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 20,509,903 shares voted against.

SPECIAL RESOLUTIONS

8.	To consider and approve the Proposal regarding the Company’s Shareholder Return Plan for the Next Three Years (2017-2019).

10,908,991,079 shares, representing approximately 99.919729% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 8,763,780 shares voted against.

9.	To consider and approve the Proposal regarding the Convening a General Meeting to Authorize the Board of Directors to Deal With the Issues Related to the Non-public Issuance of A Shares.

10,906,062,279 shares, representing approximately 99.892903% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 11,692,580 shares voted against.

By order of the Board
Huaneng Power International, Inc
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Geng Jianxin (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)

Beijing, the PRC
17 May 2017

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE RESIGNATION OF VICE PRESIDENT AND THE SECRETARY TO THE BOARD, AND APPOINTMENT OF THE SECRETARY TO THE BOARD

Due to work requirements, Mr. Du Daming has recently tendered a written report to the Board of Directors of Huaneng Power International, Inc. (the “Company”) to resign from his current position as the Vice President and the Secretary to the Board (including the Company Secretary within the meaning under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company in accordance with relevant regulations.

Mr. Du Daming confirms that he has no disagreement with the Board of Directors of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is satisfied with the work by Mr. Du Daming during his term of tenure as the Vice President and the Secretary to the Board of the Company and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Du.

On 16 May, 2017, the Board considered the Proposal Regarding the Resignation of Mr. Du Daming from his position as the Vice President and the Secretary to the Board of Directors of the Company and the Replacement of the Secretary to the Board of Directors of the Company at the twenty seventh meeting of the eighth session of the Board of Directors and approved the resignation of Mr. Du Daming from his position as the Vice President and the Secretary to the Board and the engagement of Mr. Huang Chaoquan as the new Secretary to the Board of the Company. The resignation of Mr. Du Daming and the engagement of Mr. Huang Chaoquan as the new Secretary to the Board of the Company shall take effect as of the date on which The Stock Exchange of Hong Kong Limited approves the engagement of Mr. Huang Chaoquan as the new Secretary to the Board of the Company.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
17 May 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:   May 17, 2017